Exhibit 21.1

Subsidiaries of Paperweight Development Corp.

Entity	Jurisdiction of Incorporation

Appleton Papers Inc.	Delaware
Appleton Papers Canada Ltd.	Canada
Appleton Papers de Mexico SA de CV	Mexico
Rose Holdings Limited	United Kingdom
Arjo Wiggins Appleton (Bermuda) Limited	Bermuda
PDC Capital Corporation	Wisconsin